ISSUER FREE WRITING PROSPECTUS

Dated March 1, 2017

Filed Pursuant to Rule 433

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

FREE WRITING PROSPECTUS

CNL Healthcare Properties II, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on July 31, 2015 and the registration statement became effective on March 2, 2016. This communication relates to such offering. Before you invest, you should read the prospectus contained in the registration statement and other relevant documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated March 2, 2016, and supplements thereto are available on the SEC web site:

https://www.sec.gov/Archives/edgar/data/1648383/000119312516732867/d254365dposam.htm,

https://www.sec.gov/Archives/edgar/data/1648383/000119312516775014/d299049d424b3.htm, and

https://www.sec.gov/Archives/edgar/data/1648383/000119312517045505/d347453d424b3.htm.

Alternatively, the Company or CNL Securities Corp., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 866-650-0650.

The article below was originally published by Senior Housing News on February 26, 2017. The article reported on statements made by Kevin Maddron, Chief Financial Officer and Chief Operating Officer of the Company. The article was not prepared by the Company. Senior Housing News, the publisher of the article, routinely publishes articles on housing for senior citizens. Senior Housing News is not affiliated with the Company, and no payment was made nor was any consideration given to Senior Housing News by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Maddron represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Potential $2 Billion REIT Has Big Senior Housing Plans

CNL Healthcare Properties II, a non-traded real estate investment trust (REIT), has entered into its first senior housing acquisition agreement since the U.S. Securities and Exchange Commission (SEC) declared its initial public offering of up to $2 billion effective last spring.

The platform, as it turns out, will be senior housing-heavy, according to executives.

Approximately half of the eventual portfolio is expected to be “designed around seniors,” Kevin Maddron, the CFO and COO of Orlando, Florida-based CNL Healthcare Properties II, told Senior Housing News. The rest, he said, will be invested in medical office and health care facilities.

“It will be roughly a 50/50 split,” Maddron said.

The REIT recently made its first investment into the senior housing space with its agreement to acquire the Summer Vista Assisted Living Community in Pensacola, Florida. The acquisition of the two-story, 89-unit community is scheduled to close in the second quarter of 2017.

SRI Management, LLC, which has managed Summer Vista since it opened in February 2016, is expected to keep managing the community for CNL Healthcare Properties II pursuant to a five-year management deal.

Tallahassee, Florida-based SRI manages 15 additional seniors housing communities throughout Louisiana and Florida, and currently manages two seniors housing communities for CNL Healthcare Properties, Inc., an earlier REIT which closed to investors on Sept. 30, 2015.

In the future, CNL Healthcare Properties II expects to leverage its existing operator relationships to find senior housing investments.

“We rely on relationships to help identify opportunities,” Maddron said.

When it comes to senior housing investments, the fund seems pretty open in terms of geography.

“From a geographic perspective, we don’t have a map with a bunch of red dots on it saying we have to be in these markets,” Maddron said. “We look to partner with them on opportunities as they pop up.”

“Overall, this is a good time to be in the senior housing space,” Maddron said.

“What I like about the space right now is there’s a very healthy and diverse mix of buyers in the market,” Maddron said. “The senior housing space isn’t overly dependent on public or private REITs because there’s plenty of private equity,” he explained.

“That renewed and fairly healthy group of buyers out there validates the sector more so today than it’s ever been,” he said.